

June 16, 2014

Via E-Mail
John S. Matthews, Chairman
Global Arena Holdings, Inc.
555 Madison Ave, 12th Floor
New York, NY 10022

> **Re:** **Global Arena Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 9, 2014**
> **File No. 000-49819**

Dear Mr. Matthews:

We have reviewed your revised filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal I. Approval of the May 7, 2014 Amendment to the Company's Stock Award Plan

1. We note your response to prior comment 2 from our letter dated May 23, 2014.   We also note that your revised disclosure indicates that Proposal I is only seeking shareholder approval for the May 7, 2014 amendment to the Stock Award plan, which increases the number of shares issuable under the plan. However, on the proxy card, you indicate that shareholders are voting to approve the "2011 Stock Awards Plan…as amended May 7, 2014." Please either revise the proxy card to clarify that shareholders are only approving the 2014 amendment, not the plan as amended, or revise your proxy disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christian Windsor, Special Counsel at (202) 551-3419 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Christian Windsor
For

Suzanne Hayes
Assistant Director